Exhibit 99.157

STARPOINT ENERGY LTD.

Letter Agreement

January 6, 2005

Borrower:	Starpoint Energy Ltd. (The “Borrower”)

Lender:	Bank of Montreal (the “Bank”)

Guarantors:	Any and all subsidiaries of the Borrower

Definitions:	Capitalized terms used without specific definition in this letter agreement have the meanings set forth in the attached schedule, which are incorporated by reference herein.

Facility/Amount:

$125,000,000 Demand Revolving Operating Credit Facility (the “Facility”) or the U.S. Dollar Equivalent (the “Amount”) subject to terms and conditions as outlined below including the Borrowing Base covenant, Conditions Precedent.

Purpose:	[***]

Currency:	The Facility will be available in Canadian Dollar and/or U.S. Dollar Equivalent.

Availability:	The Borrower may borrow, repay and reborrow Advances from time to time with aggregate Outstandings not to exceed the lesser of the Amount and the Borrowing Base. The Facility is available by way of:

1. Direct Advances:

Direct borrowings, or by overdraft borrowings, as Advances in Canadian Dollars which bear interest [***] (“Prime Advances”) or in U.S. Dollars which bear interest [***] (“USBR Advances”).

2. Bankers’ Acceptances

Canadian Dollar Bankers’ Acceptances (“Bankers’ Acceptances”) in minimum face amounts of [***] and in integral multiples of [***] for maturities [***]. The availability of Bankers’ Acceptances is subject the following terms and conditions:

		a.	the Borrower shall execute and deliver to the Bank from time to time a supply of presigned Bankers’ Acceptances;

		b.	Bankers Acceptances may be purchased by the Bank for a discounted amount based on the Bank’s discount rate quoted on the date of purchase;

c.

the Bank shall only be liable to the Borrower for any unauthorized or unlawful use of executed but incomplete Bankers’ Acceptances as a result of the gross negligence or willful act or omission of the Bank or as a result of the Bank failing to use the same standard of care in the custody of same as it uses in the custody of its own property of a similar nature;

d.

on acceptance and purchase of a Bankers’ Acceptance by the Bank, it will credit the account of the Borrower with the face amount of the Bankers’ Acceptance less the discount and less the amount of the B/A Stamping Fee due to the Bank in respect of such acceptance;

e.

the Borrower shall provide for payment of each Bankers’ Acceptance at its maturity date, either by payment of the face amount or through utilization of an Advance under the Facility or through a combination thereof; and

		f.	the Bank is authorized to hold, sell, rediscount or otherwise dispose of all Bankers’ Acceptances accepted by it.

3. Standby Letters of Credit/Guarantees

Standby or guarantee letter of credit, letter of guarantee or similar instrument (“S/L/C/Guarantee”) in Canadian Dollars and/or U.S. Dollars Equivalent in an aggregate outstanding face amount not to exceed [***] Canadian Dollars and/or U.S. Dollar at an time.  No S/L/C/Guarantee may be issued for a period greater than [***].  Issuance will require execution by the Borrower of the Bank’s standard form letter of credit application and indemnity and such other documents in relation to S/L/C/Guarantee as required by the Bank.

Interest Rates and Fees:	Applicable Margins

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Standby Fee:	[***]

Application Fee:	[***]

Interest Act:

For the purposes of the Interest Act (Canada), the annual rates of interest to which the interest rates and fees referred to in this Agreement, calculated in accordance with the foregoing provisions of this Agreement, are equivalent to the rates so calculated multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 365.  All interest hereunder will be calculated using the nominal rate method and not the effective rate method and the deemed reinvestment principle shall not apply to any such calculations.

Repayment:	[***]

Conversions and Rollovers:

If the Borrower fails to deliver a notice of Rollover or Conversion with respect to a maturing Bankers’ Acceptance, then it will be automatically converted to a Prime Advance equal to the face amount of the maturing Bankers’ Acceptance, as applicable.  Conversions and Rollovers shall only be made on the maturity date of the Bankers’ Acceptance, as applicable.

Borrowing Base:	[***]

Evidence of Indebtedness

The Borrower acknowledges that the actual recording of the amount of any Advance or repayment thereof under the Facility and Bridge Facility, and interest, fees, and other amounts due in connection with the Facility and Bridge Facility, in the accounts of the Borrower maintained by the Bank, shall constitute prima facie evidence of the Borrowers indebtedness and liability from time to time under this Agreement; provided that the obligation of the Borrower to pay or repay any indebtedness and liability in accordance with the terms and conditions of this Agreement shall not be affected by the failure of the Bank to make such recording.

Swaps and Hedges:

At the request of the Borrower, and subject to market availability, the Bank may enter into Interest Rate Swaps, Commodity Swaps, Forward Rate Agreements and Foreign Exchange Contracts in accordance with standard form Bank or International Swap and Derivatives Association, Inc. (“ISDA”) contracts and subject to such limits as the Bank may determine.  All liability and obligations of the Borrower to the Bank in respect of any such products rank pari passu with obligations of the Borrower under this Agreement and shall share pari passu and pro rata in any Security.

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Covenants:	1.	Positive Covenants

Each of the Borrower, and its subsidiaries shall:

	a.	when due, pay or cause to be paid all principal, interest and other amounts payable by it under this Agreement and the Security;

	b.	maintain its corporate existence and status in good standing;

c.

comply with all applicable laws, regulations and directives including, without limitation, those relating to The environment, whether for protection, preservation, clean-up or otherwise, and obtain and maintain all necessary permits, licenses and other authorizations in connection therewith except to the extent failure to so comply or to so obtain and maintain would not have a material adverse effect (such materiality to be determined in the Bank’s sole discretion) on the Borrower or its consolidated financial condition, [***]

	d.	observe and comply with all of the other terms and conditions of this Agreement and the Security and any other agreements entered into with the Bank and [***]

e.

maintain insurance with reputable insurance companies in such amounts and covering such risks as usually carried by prudent owners engaged in a similar businesses and operating similar properties and upon the request of the Bank provide evidence of such insurance including certified policies;

f.	keep proper books of accounts and afford the Bank access at reasonable times during business hours to both its books and accounts;

g.

cause its properties and assets to be maintained and operated in a good and workman-like manner in accordance with sound oil and gas industry practice, and permit the Bank or its agents to enter on and inspect such of its assets and properties, including operating and production facilities, as the Bank may request; and

h.	provide notice of the occurrence of any other circumstance which may have a material adverse effect or notice of any breach or default under this Agreement or the Security;

i.	provide notice to the Bank in the event they unwind any physical or financial derivative to which the Bank has accorded value in determination of the Borrowing Base.

2.	Negative Covenants

Each of the Borrower and its subsidiaries shall not, without the Banks’ prior written consent:

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	f.

declare or pay dividends or make any other capital distribution, or reduce stated capital, in respect of any of its capital stock with the exception that post successful completion of the Plan of Arrangement with E3 Energy Inc. and the Concurrent creation of StarPoint Energy Trust, normal course monthly distributions of the shareholders of StarPoint Energy Trust, will be permitted provided such distributions do not exceed, free cash flow, after debt service;

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	3.	Reporting Covenants

	The Borrower and StarPoint Energy Trust shall deliver to the Bank the following financial information:

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If the Borrower fails to perform any covenant hereunder, the Bank may, in its sole discretion, perform any such covenant and, at its sole discretion, make payment of any monies necessary or desirable for the performance of such covenant. Any such amounts paid by the Bank shall be payable by the Borrower on demand and shall bear interest at the rate and in the manner set forth above for “Overdue Amounts” from the date the Bank makes such payment until and including the date of repayment

Representations and Warranties:	1.	The Borrower and each of its subsidiaries represents and warrants to the Bank with respect to it and to each subsidiary as follows:

		a.	It is a valid and subsisting corporation in good standing under the laws of Alberta and duly qualified to carry on business in each other jurisdiction where it carries on business;

	b.	It has all necessary power and authority to carry on its businesses, hold its properties and assets and to execute, deliver and perform its obligations under this Agreement and the Security;

c.

This Agreement and the Security have been (or will have been not later than the date of the first Advance if there is no indebtedness of the Borrower to the Bank on the date hereof) duly authorized, executed and delivered by it and constitute legal, valid and binding obligations of it enforceable in accordance with their respective terms and do not and will not conflict with, contravene or result in a breach of any of its constating documents, any material licenses or permits or any material contract or agreement to which it is a party or by which it is bound, nor will result in or require the creation or imposition of any security interests upon any of its assets;

d.

There are no actions, suits or proceedings pending, or to the best of its knowledge, information and belief, threatened or affecting it before any court, governmental authority or before any private dispute and resolving body which could adversely affect the validity or enforceability of this Agreement or the Security or which could result in a materiel adverse affect as determined by the Bank in its sole discretion on the business, operations or condition, financial or otherwise, of it, nor are there any orders, judgments, writs, injunction, decrees or determinations of any court, governmental authority or private dispute resolving body which could have any of the foregoing effects;

	e.	Both it and its properties are in material compliance with all applicable environmental laws and it has not received notice of any non-compliance with any environmental laws; and

	f.	It has good and valid title to all of its properties and assets subject only to minor defects of title, which do not, in the aggregate, materially affect the value thereof.

Indemnities:

The Borrower agrees that if the result of any law, regulation, treaty or official directive or request (whether or not having the force of law) or any change therein, including without limitation those relating to taxation, reserve or special deposit requirements, banking or monetary controls or capital adequacy, or compliance by the Bank with any request or directive of any applicable monetary or fiscal agent or authority (whether or not having the force of law), is that:

		a.	the cost to the Bank of funding or maintaining loans or commitments under the Facility is increased;

b.

principal, interest or any other amount payable to or for the account of the Bank hereunder or the effective return to the Bank hereunder (other than a reduction resulting from a higher rate of income taxes or other special tax relating to the Bank’s income in general) is reduced; or

c.

the Bank is required to make any payment or to forego any interest or other return on or calculated by reference to any sum received or receivable by the Bank hereunder by or in an amount, which the Bank deems material, then the Bank shall notify the Borrower of such event, and the Borrower shall pay the Bank such amount as shall compensate the Bank for such increased cost, reduced principal, interest or other amount, or payment made or interest or return foregone.

2.

The Borrower agrees that if at any time the Bank determines in good faith that the introduction of or change to any present or future applicable law, regulation, treaty or official directive, or any change in the interpretation, administration or application thereof by any applicable authority or by any court has made or will make it unlawful for the Bank to make, maintain or fund ail or part of any Advance, the Bank may declare the Bank’s obligations hereunder in respect of making or maintaining Advances of such kind, or any relevant portions thereof, to be terminated and the Borrower shall forthwith repay to the Bank the whole of the relevant Advances or any relevant portions thereof together with all unpaid interest accrued thereon to the date of repayment.

3.

The Borrower shall indemnify the Bank from and against all losses, damages, expenses and liabilities which the Bank may sustain or incur as a consequence of any breach or default by the Borrower, the Guarantor or any subsidiary under this Agreement or any of the Security.

4.

Any amounts due to the Bank in U.S. Dollars will be discharged by judgment or payment in Canadian Dollars only to the extent that Canadian Dollars can, on the date of receipt, be converted by the Bank into US. Dollars and any deficiency will remain a separate obligation of the Borrower secured by the Security and the Borrower hereby indemnifies the Bank in that regard.

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Governing Law:

This Agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the signatories to this Agreement irrevocably submits and attains to the non-exclusive jurisdiction of the courts of the Province of Alberta for all matters arising out of or in connection with this Agreement and acknowledges further that nothing in this section shall affect the right of the Bank to bring any action or proceeding in regard to this Agreement or the Security in the courts of jurisdictions other than Alberta.

Time of the Essence:	Time shall be of the essence in this Agreement

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We trust you will find the foregoing acceptable, but should you have any questions regarding the Facility, or should you have any requirements in addition to those outlined above, please contact the undersigned at [***] Please signify you acceptance of this Committed Letter Agreement by having an executed copy returned to the Bank of Montreal [***]

BANK OF MONTREAL

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STARPOINT ENERGY LTD.

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